                                                                   Draft 8/12/99
                       EXCERPTS FROM 1999 PROXY STATEMENT

EXECUTIVE COMPENSATION

Summary Compensation

         The following table sets forth information for the years ended December 31, 1996, 1997 and 1998 concerning the total compensation awarded, earned by or paid to the Corporation's President and Chief Executive Officer and each of the other most highly compensated executive officers of the Corporation (other than the President and Chief Executive Officer) whose salary and bonus earned during the year ended December 31, 1998 exceeded $100,000, for services rendered to the Corporation in all capacities. The persons listed below are hereinafter collectively referred to as the "Named Executive Officers."


                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                    ANNUAL COMPENSATION                                     AWARDS (2)
                                   ----------------------------------                     -------------
                                                                               OTHER       SECURITIES
                                                                               ANNUAL       UNDERLYING            ALL
NAME AND PRINCIPAL POSITION        YEAR         SALARY        BONUS(1)      COMPENSATION    OPTIONS (#)    OTHER COMPENSATION (3)
---------------------------        ----        --------       -------       ------------  -------------    ----------------------

Daniel L. Korpolinski              1998        $103,846       $45,000         101,323(4)     150,000               --
   President and Chief
   Executive Officer

Gene M. Bauer                      1998         175,356        37,180              --         10,000           $6,483
   Executive Vice President,       1997         161,039        17,324              --         20,000            5,278
   General Counsel and
   Secretary

Daniel M.P. Caron                  1998         125,803        28,600              --         10,000            5,253
   Vice President, Chief
   Financial Officer and
   Treasurer

Wei-wei Chang                      1998         208,536        44,000              --         10,000            6,483
   Executive Vice-President -      1997         188,322        29,474              --         20,000            8,869
   Scientific and Regulatory
   Affairs

----------

(1) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2) The Corporation did not make any restricted stock awards, grant any stock appreciation rights or make any long term incentive plan payouts in 1996, 1997 or 1998.

(3) Consists of contributions made by the Corporation to vested and unvested defined contribution plans. Amounts contributed by the Corporation under the Copley Pharmaceutical, Inc. Retirement Plan are allocated among all eligible employees who participate in the Retirement Plan in accordance with the terms of the Retirement Plan.

(4)  Consists of relocation expenses.

Option Grants

         The following table sets forth information concerning stock options granted during the year ended

December 31, 1998 under the Corporation's 1992 Stock Plan to the Named Executive Officers (the Corporation did not grant any stock appreciation rights during the year ended December 31, 1998):


                              OPTION GRANTS IN 1998

                                              INDIVIDUAL GRANTS
                                -----------------------------------------------
                                           PERCENT OF                             POTENTIAL REALIZABLE VALUE AT
                                              TOTAL                                    ASSUMED ANNUAL RATES
                                             OPTIONS                             OF STOCK PRICE APPRECIATION FOR
                                           GRANTED TO                                    OPTION TERM (2)
                                 NO. OF     EMPLOYEES     EXERCISE               -------------------------------
                                OPTIONS        IN        PRICE PER   EXPIRATION
NAME                            GRANTED      YEAR(1)       SHARE        DATE        5%               10%
----                            -------    ----------    ---------   ----------  ---------        ----------
Daniel L. Korpolinski......      150,000        26.8%    $ 9.93755     8/24/08    $937,446        $2,375,672
Gene M. Bauer..............       10,000         1.8          6.25     5/28/08      39,306            99,306
Daniel M. P. Caron.........       10,000         1.8          6.25     5/28/08      39,306            99,306
Wei-wei Chang..............       10,000         1.8          6.25     5/28/08      39,306            99,306



----------

(1) A total of 558,700 options were granted to employees in the year ended December 31, 1998 under the Corporation's 1992 Stock Plan.

(2) The 5% and 10% assumed rates of appreciation are required by the rules and regulations of the Securities and Exchange Commission and do not represent the Corporation's estimate or projection of the price of the Common Stock in the future. There can be no assurances that the rates of appreciation in this table can be achieved or that the amounts reflected will be received by the Named Executive Officer.


OPTION EXERCISES AND UNEXERCISED OPTION HOLDINGS

         The following table sets forth certain information concerning options held by the Named Executive Officers on December 31, 1998. No options were exercised by the Named Executive Officers during the year ended December 31, 1998.

             AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                                                                   VALUE OF
                                                                  NUMBER OF SECURITIES           UNEXERCISED
                                                                       UNDERLYING                IN-THE-MONEY
                                                                  UNEXERCISED OPTIONS             OPTIONS AT
                                                                      AT YEAR-END                  YEAR-END
                                                                      EXERCISABLE/               EXERCISABLE/
                NAME                                               (UNEXERCISABLE)(#)       (UNEXERCISABLE)($)(1)
                ----                                              --------------------       -------------------
Daniel L. Korpolinski...................................            57,071/(92,929)             24,969/40,656
Gene M. Bauer...........................................            32,500/(17,500)             50,313/70,938
Daniel M. P. Caron......................................             7,500/(7,500)              10,313/30,938
Wei-wei Chang...........................................            50,000/(17,500)             50,313/70,938

----------

(1) Value is based on the difference between the option exercise price and the fair market value of the Corporation's Common Stock on December 31, 1998 ($10.375, the last reported sale price of the Corporation's Common Stock on the Nasdaq National Market on December 31, 1998, the last trading date in
     1998) multiplied by the number of
shares underlying the options.

EMPLOYMENT AND SEVERANCE AGREEMENTS

         The Corporation and each of Mr. Korpolinski, Mrs. Hirsh, Mr. Bauer and Dr. Chang are parties to employment agreements which are substantially similar, except as set forth below. The employment agreements provide for initial annual base salaries of $300,000 for Mr. Korpolinski, $385,000 for Mrs. Hirsh, $155,400 for Mr. Bauer and $175,000 for Dr. Chang. Under the employment agreements, employment may be terminated for "cause," which includes: the misappropriation of money, assets or property; willful, material and repeated failure to perform reasonable assignments; conviction of a felony; and breach of confidentiality, non-competition and non-solicitation provisions. If the employee dies, or employment is terminated due to disability or without cause each employee will be eligible for medical and other health insurance benefits for a defined period of time, and all of the employee's stock options will be accelerated and become fully exercisable for a period of 60 days after the date of termination. In addition, each employment agreement provides for a defined lump sum severance payment under such circumstances. Each is entitled to receive discretionary bonuses as determined by the Board of Directors; provided, however, that Mr. Korpolinski is entitled to a bonus of 30% of his base salary for each of the Company's 1998 and 1999 fiscal years based upon the achievement of certain performance goals. The original terms of the employment agreements will expire in 2000 for Messrs. Korpolinski and Bauer and 1999 for Dr. Chang and Mrs. Hirsh. Each agreement automatically renews for successive one-year periods unless the Corporation gives the employee six months' written notice of non-renewal, which for purposes of each agreement is treated as termination without cause. The employment agreements contain non-competition covenants which prohibit competing with the Corporation for one year after employment terminates, during which time the employment agreements also prohibit interfering with the Corporation's business or its relationships with its customers and potential customers and from soliciting the Corporation's employees.

         Mr. Caron's employment agreement provides for a severance payment of 50% of his then base salary, medical and other health insurance benefits for one year, and acceleration of all unvested stock options exercisable for a period of 60 days upon death, disability or termination without cause if such event occurs within one year of a change in control of the Corporation. In addition, if such death, disability or termination without cause occurs within six months following a change in control of the Corporation, Mr. Caron is entitled to an additional severance payment of 50% of his then base salary. This agreement expires one year following a change in control of the Corporation.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

         The business and affairs of the Corporation are managed under the direction of its Board of Directors. The Board of Directors met fourteen (14) times during the year ended December 31, 1998.

         The Audit Committee of the Board of Directors currently consists of Kenneth N. Larsen (Chairman), William K. Hoskins and Martin Zeiger. Mr. Larsen was appointed to the Audit Committee by the Board of Directors on May 28, 1998, replacing Jane C.I. Hirsh who had served since April 30, 1996. Mr. Zeiger was appointed to the Audit Committee by the Board of Directors on May 28, 1998, replacing Judith W. Fensterer who had served since May 24, 1995. The Audit Committee is responsible for assisting the Board of Directors in fulfilling its responsibilities by overseeing the annual audit process, including matters relating to the appointment and activities of the Corporation's independent auditors, assessing the adequacy of the Corporation's internal controls and reviewing the reliability of the financial information provided to the shareholders and others. The Audit Committee plans the scope of the Corporation's annual audit and meets with the Corporation's independent auditors to plan, and later to review the results of, the annual audit. The Audit Committee met once as a Committee and met once as a committee of the entire Board of Directors during the year ended December 31, 1998.

         The Compensation Committee of the Board of Directors currently consists of David A. Jenkins

(Chairman), Robert P. Cook and Jane C.I. Hirsh. Mr. Cook was appointed to the Compensation Committee by the Board of Directors on May 28, 1998, replacing Martin Zeiger who had served since May 30, 1997. Mrs. Hirsh was appointed to the Compensation Committee by the Board of Directors on May 28, 1998. Mr. Jenkins was appointed to the Compensation Committee by the Board of Directors on May 28, 1998, replacing Kenneth N. Larsen who had served since April 30, 1996. Agnes Varis, who had served on the Compensation Committee since March 24, 1992, resigned from the Board of Directors and the Compensation Committee on July 24, 1998. The Compensation Committee reviews executive performance, equity and non-equity executive compensation and advises the Board of Directors on the Corporation's benefits and compensation policies. The Compensation Committee met twice as a Committee and met twice as a committee of the entire Board of Directors during the year ended December 31, 1998.

         During 1998, each director, other than Messrs. Cook and Thoene, attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which such director served. Each of Agnes Varis and Judith Fensterer resigned from the Board of Directors effective July 24, 1998 and July 26, 1998, respectively.

COMPENSATION OF DIRECTORS

         Effective as of October 1, 1994, directors who are not employees of the Corporation or of Hoechst receive an annual fee of $12,000 and a participation fee of $500 for each meeting of the Board of Directors or committee thereof attended (provided such meetings are held on separate dates). All directors are entitled to be reimbursed for expenses in connection with attending Board of Directors and Committee meetings.

         The Corporation's 1995 Non-Employee Director Stock Option Plan (the "Director Plan") provides for the automatic grant of stock options to directors of the Corporation who are not employees or officers of the Corporation, or of an affiliate (including Hoechst) thereof (a "Non-Employee Director"). The Director Plan was approved by the shareholders at the Corporation's annual meeting held on May 24, 1995. Each Non-Employee Director, who was a serving director as of March 30, 1995, the date the Board of Directors approved the Director Plan (the "Board Approval Date") and who had not received a grant of options under any other plan maintained by the Corporation within a period of twelve months preceding the Board Approval Date was granted an option to purchase Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock, and will be granted an option to purchase an additional Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock on the anniversary of such date each year thereafter, subject to such person continuing to be a Non-Employee Director, at each such date. Each Non-Employee Director who was ineligible for the above-described grant because of having received a grant of options under any other plan maintained by the Corporation within a period of twelve months preceding the Board Approval Date, shall be automatically granted on the third anniversary of such grant an option to purchase an additional Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock and an option to purchase an additional Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock on the anniversary of such date each year thereafter, subject to each person continuing to be a Non-Employee Director at each such date. Each Non-Employee Director who first becomes a member of the Board of Directors subsequent to the Board Approval Date, will be automatically granted on the date such person is first elected or appointed to the Board of Directors (the "Initial Election Grant Date") an option to purchase Fifteen Thousand (15,000) shares of the Common Stock, and on the third anniversary of the Initial Election Grant Date and each succeeding anniversary of the Initial Election Grant Date thereafter, an option to purchase an additional Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock, subject to such person continuing to be a Non-Employee Director at each such date. Any director who was an employee or officer of the Corporation, or of an affiliate thereof (an "Employee"), on the Board Approval Date or any person who becomes a director thereafter while already an Employee or concurrently with becoming an Employee, and who thereafter ceases to be an Employee but continues thereafter as a member of the Board (i.e., a Non-

Employee Director), shall be automatically granted as of the date such person ceases to be an Employee, an option to purchase Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock, and an option to purchase an additional Three Thousand Three Hundred and Thirty-Three (3,333) shares of Common Stock on the anniversary of such date each year thereafter, subject to such person continuing to be a Non-Employee Director at each such date.

         During the year ended December 31, 1998, Mr. Larsen received an option to purchase Three Thousand Three Hundred Thirty-Three (3,333) shares and Dr. Thoene received an option to purchase Fifteen Thousand (15,000) shares of the Corporation's Common Stock pursuant to the Director Plan.


REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board of Directors currently consists of David A. Jenkins (Chairman), Robert P. Cook and Jane C.I. Hirsh. Mr. Cook was appointed to the Compensation Committee by the Board of Directors on May 28, 1998, replacing Martin Zeiger who had served since May 30, 1997. Mrs. Hirsh was appointed to the Compensation Committee by the Board of Directors on May 28, 1998. Mr. Jenkins was appointed to the Compensation Committee by the Board of Directors on May 28, 1998 replacing Kenneth N. Larsen who had served since April 30, 1996. Agnes Varis, who had served on the Compensation Committee since March 24, 1992, resigned from the Board of Directors and the Compensation Committee on July 24, 1998. The Compensation Committee reviews executive performance, equity and non-equity executive compensation and advises the Board of Directors on the Corporation's benefits and compensation policies. The Board of Directors, however, has approval over all such matters. The Compensation Committee met twice as a Committee and met twice as a committee of the entire Board of Directors during the year ended December 31, 1998.

         The Compensation Committee is responsible for developing the compensation programs for the Corporation's executive officers, key employees and other senior management. The Compensation Committee also recommends the option grants under the Corporation's 1992 Stock Plan and has oversight responsibilities with respect to the Corporation's stock purchase plan and Retirement Plan.

         The Compensation Committee has designated three basic components of the Corporation's compensation program to implement its philosophy. First, base salaries are the fixed regular component of executive compensation and are measured against (i) base salary levels among a competitive peer group, (ii) the Corporation's past financial performance and future expectations, (iii) the general and industry-specific business environment and (iv) individual performance. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon the consideration of all of these factors as well as the progress made with respect to the Corporation's long-term goals and strategies. Second, annual bonus compensation, paid in accordance with the Corporation's bonus plan for key employees, is linked to the financial performance of the Corporation and is designed to provide additional incentive in the form of cash compensation determined as a function of the individual performance of eligible key employees in a given year. Consideration is also given to exemplary performance in the accomplishment of special and particularly difficult tasks. Third, stock option grants under the Corporation's 1992 Stock Plan are designed to motivate the executive officers and other employees to deliver value to the Corporation's shareholders over a period of several years. The objective of these awards is to advance the longer-term interests of the Corporation and its shareholders and to complement the incentives tied to annual performance. These awards provide rewards to executives upon the creation of incremental shareholder value and the attainment of long-term earnings goals. Stock options only produce value to executives if the price of the Corporation's stock appreciates, thereby directly linking the interests of executives with those of shareholders. The number of stock options granted is based, among other things, on the level of an executive's position and the executive's performance in the prior year. Stock options granted for this purpose generally vest over a period of three years.

         Chief Executive Officer Compensation

         Daniel L. Korpolinski served as the President and Chief Executive Officer of the Corporation since August 1998. Mr. Korpolinski's initial base salary was based on a number of factors, including the base salaries of executives performing similar functions for peer companies, his level of expertise in the industry, prior accomplishments as president and chief executive officer of other companies, the Corporation's existing compensation structure and anticipated preparation and implementation of a long term strategic plan. Additionally, these factors played a key role in determine Mr. Korpolinski's target bonus, initial option grant and severance provisions.

         Deductibility of Executive Compensation

         In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Corporation cannot deduct, for United States federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. In order for certain forms of compensation, such as stock options, to qualify as "performance-based compensation," among other things, the granting board or committee must consist solely of "outside directors" as defined in the regulations promulgated under Section 162(m). As the Compensation Committee did not consist solely of "outside directors" in 1998, stock options granted under the Corporation's 1992 Stock Plan and 1995 Non-Employee Director Stock Option Plan during the year will not constitute "performance-based compensation" and, therefore, any compensation resulting from the exercise of such options will be aggregated with all other compensation to the executive officer and to the extent compensation exceeds $1,000,000 the Corporation will not receive the benefit of a tax deduction for United States federal income tax purposes. The Board of Directors intends to periodically review the potential consequences of
Section 162(m) to the Corporation and may structure the performance-based portion of its executive compensation in the future to constitute "performance-based compensation" within the meaning of Section 162(m).


COMPENSATION COMMITTEE                                             BOARD OF DIRECTORS

David A. Jenkins, Chairman                                     David A. Jenkins, Chairman
Robert P. Cook                                                 Robert P. Cook
Jane C.I. Hirsh                                                Jane C. I. Hirsh
                                                               William K. Hoskins
                                                               Daniel L. Korpolinski
                                                               Kenneth N. Larsen
                                                               Charles T. Lay
                                                               Jess G. Thoene
                                                               Martin Zeiger

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Compensation Committee of the Board of Directors currently consists of Robert P. Cook, Jane C.I. Hirsh and David A. Jenkins. Mrs. Hirsh currently serves as the Corporation's President of International Business. Mrs. Hirsh participated in two Compensation Committee meetings as a subset of the Board of Directors while an employee of the Corporation.


STOCK PERFORMANCE GRAPH

         The following graph compares the yearly percentage change in the cumulative total stockholder return on the Corporation's Common Stock during the period from December 31, 1993 through December 31, 1998 with the cumulative total return on (i) the Nasdaq Market Index, (ii) a peer group index prepared by the Corporation consisting of the following publicly-traded companies: Alza Corporation; A.L. Pharma, Inc.; Barr Laboratories, Inc.; Cygnus Therapeutic Systems, Inc.; Elan Corporation, p.l.c.; Forest Laboratories, Inc.; Halsey Drug Co. Inc.; Ivax Corp.; K-V Pharmaceutical Company; Mylan Laboratories, Inc.; Noven Pharmaceuticals, Inc. (Class A Stock); Pharmaceutical Resources, Inc.; Taro Pharmaceuticals Industries Ltd.; Teva Pharmaceuticals Industries Ltd.; and Watson Pharmaceuticals, Inc. (the "New Peer Group"), and
(iii) a peer group index prepared by the Corporation consisting of the following publicly-traded companies: A.L. Pharma, Inc.; Barr Laboratories, Inc.; Carrington Laboratories Inc.; Duramed Pharmaceuticals, Inc.; Elan Corporation, p.l.c.; Faulding, Inc.; Forest Laboratories, Inc., Gensia Pharmaceuticals, Inc.; Halsey Drug Co. Inc.; Ivax Corp.; Jones Medical Industries Inc.; K-V Pharmaceutical Company; Mylan Laboratories Inc.; Noven Pharmaceuticals Inc. (Class A Stock); Perrigo Company; Pharmaceutical Resources, Inc.; Roberts Pharmaceutical Corp.; Taro Pharmaceutical Industries Ltd.; and Teva Pharmaceutical Industries Ltd. (the "Old Peer Group").

     The Corporation believes that, prior to this year, the Old Peer Group included those publicly traded companies which had the most comparable operating characteristics of the Corporation. The Corporation also believes, however, that the business activities of certain other companies are closer to that of the Corporation than some of the companies included in the Old Peer Group, and that as a result, the Old Peer Group now (i) doesn't include all of those companies with which a comparison would be meaningful, and (ii) includes certain companies with which a comparison is now less meaningful. The Corporation has replaced Carrington Laboratories, Inc., Duramed Pharmaceuticals, Inc., Faulding, Inc., Gensia Pharmaceuticals, Inc., Jones Medical Industries Inc., Perrigo Company and Roberts Pharmaceutical, Corp. of the Old Peer Group with Cygnus Therapeutic Systems, Inc., and Watson Pharmaceuticals Inc. in the New Peer Group. The Corporation believes that the performances of the members of the New Peer Group provide the most meaningful basis for comparison with the Corporation's performance and intends to include the New Peer Group for comparison purposes in this and future proxy statements. The comparison assumes $100 was invested on December 31, 1993 in the Corporation's Common Stock, the foregoing Nasdaq Market Index, the New Peer Group Index and the Old Peer Group Index and assumes reinvestment of dividends, if any.

                    Comparison of Cumulative Total Return of
                   Company, Old Peer Group, New Peer Group and
                               NASDAQ Market Index

                               [Performance Graph]


                                   1993            1994            1995            1996            1997            1998
                                  -------         -------         -------         -------         -------         -------
Copley Pharmaceutical              100.00           33.54           34.81           23.42           14.24           26.27
Old Peer Group                     100.00           75.35           98.14           87.26          105.90          140.43
New Peer Group                     100.00           84.68          117.09          100.91          125.82          188.38
NASDAQ Market Index                100.00          104.99          136.18          169.23          207.00          291.96



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Corporation has adopted a policy that all transactions between the Corporation and its officers, directors, affiliates and principal shareholders be on terms no less favorable to the Corporation than terms of transactions with unrelated parties and be approved by a majority of disinterested directors. In addition, under the terms of the Governance Agreement (as hereinafter defined), until October 8, 1998 every transaction or series of related transactions between the Corporation and Hoechst (or any of its affiliates) and every corporate action which presents a potential conflict of interest between Hoechst (or any of its affiliates) and the Corporation and its other shareholders was subject to the prior approval of a majority of the Independent Directors (as defined in the Governance Agreement).

         Pursuant to the Product Agreement (as hereinafter defined) and certain other product distribution agreements, the Corporation purchased in 1998 an aggregate of approximately $45,163,000 worth of generic products from HMRI. The Corporation obtains its comprehensive general liability, product liability, umbrella liability and all risks property insurance coverage through an insurance and risk sharing arrangement with Hoechst AG, and its various subsidiaries, including Hoechst and HNA. Insurance coverage is provided through a wholly-owned insurance subsidiary of HNA, as well as by external parties. Total premiums paid by the Corporation for these insurance policies aggregated approximately $4,563,000 for the year ended December 31, 1998.

At December 31, 1998, the Corporation was a 49% owner of Chia Tai Copley Pharmaceutical ("CTCP") which, in turn, was an 85% owner of Wuxi Chia Tai Copley Pharmaceutical ("WCTCP"). CTCP and WCTCP were formed to manufacture and market multi-source drug products in the People's Republic of China. The Corporation's investment in CTCP totaled $2.1 million at December 31, 1998. During 1995, the Company's Board of Directors voted to decrease the Company's financial commitment to and de-emphasize the Company's role in CTCP and WCTCP. Subsequently a subsidiary of Hoechst AG indicated its desire to purchase an interest in WCTCP and it is anticipated that upon transfer of its indirect ownership in WCTCP the Company will recover approximately $2.1 million of its investment in CTCP. In 1998, the Company wrote down its investment of $2.4 million to $2.1 million and reclassified it to a long-term related party receivable.

Governance Agreement

         On November 11, 1993, HCCP Acquisition Corporation ("HCCP"), a wholly-owned subsidiary of HNA, acquired a 51% interest in the Corporation on a fully diluted basis (the "Acquisition"). In connection with the Acquisition, the Corporation, HNA and HCCP entered into a Corporate Governance and Standstill Agreement dated as of October 8, 1993, as amended (the "Governance Agreement"), to govern the relationship between the Corporation and HNA and its affiliates. On October 8, 1998, the Governance Agreement expired by its terms, with the exception of certain limited protections that will continue in force as described below.

         Some of the more significant protections in the Governance Agreement that expired are: (a) the requirement that the Board of Directors consist of nine members, three being Corporation Directors, three being Hoechst Directors and three being Independent Directors (meaning jointly selected by the Corporation Directors and Hoechst Directors), and that committees of the Board of Directors be similarly constituted; (b) the prohibition against Hoechst and its affiliates acquiring additional shares (other than as necessary to maintain its pre-existing percentage ownership) or otherwise seeking to increase their control of ownership of the Corporation without the Corporation's consent (including the consent of at least one Corporation Director); (c) the prohibition against amendments of the Corporation's charter and by-laws without the consent of at least one Corporation Director; (d) the requirement that Hoechst vote its shares in accordance with all recommendations of the Board of Directors and not vote in opposition to any recommendation of the Board of Directors; (e) the requirement that all transactions between the Corporation, on the one hand, and Hoechst and its affiliates, on the other hand, and each transaction in which there is a potential conflict of interest between the Corporation and its shareholders (other than Hoechst and its affiliates) on the one hand, and Hoechst or its affiliates on the other hand, must be approved by a majority of the Independent Directors; and (f) the requirement that Hoechst not sell its shares to any person whom Hoechst knows would own 5% or more of the outstanding shares unless such person agrees in writing to be bound by the restrictions of the Governance Agreement and to forego certain benefits under the Governance Agreement.

         The restrictions that continue in effect, are: (a) the prohibition against Hoechst or its affiliates acquiring shares of the Corporation without the approval of a majority of the Independent Directors, except in certain privately negotiated, unsolicited transactions which do not reduce the liquidity of the shares below the level expected to be necessary to maintain a viable market for the shares and liquidity for the Corporation's shareholders; and (b) the requirement that, so long as the Corporation is a public company, the Board of Directors include at least three Independent Directors. For these purposes, an "Independent Director" is a person who (i) is in fact independent,
(ii) does not have any direct financial interest or any material indirect financial interest in Hoechst or the Corporation or any of their respective affiliates, and (iii) is not connected with Hoechst or the Corporation or any of their respective affiliates as an officer, employee, consultant, agent advisor, representative, trustee, partner, director (other than of the Corporation) or person performing similar functions. Other than these limited restrictions and subject only to such fiduciary duties as a majority shareholder may have to minority shareholders under Delaware law, Hoechst, as a majority shareholder, will be able to exercise substantial control of the Corporation, including the right to decide in its discretion most matters requiring shareholder approval, such as the election of future members of the Board of Directors and approval of any proposed merger or acquisition of the Corporation.


Product Agreement

         The Corporation and HNA also entered into a Product Agreement dated as of October 8, 1993 (the "Product Agreement") to establish certain relationships between the Corporation and HNA and its affiliates concerning the supply of certain raw materials to the Corporation, the synthesis of certain new bulk active ingredients, the establishment of a managed care market development and sales organization with Hoechst-Roussel Pharmaceuticals Incorporated ("HRPI"), at that time an affiliate of HNA, and the right of the Corporation to act as a generic arm of HRPI with respect to any HRPI products which HRPI may decide to sell in a generic version as they come off patent. The Product Agreement also contemplated the Corporation pre-launching generic versions of certain HRPI products before the relevant patent has expired. The Product Agreement will expire on June 1, 1999.

         On June 30, 1995, HNA transferred its ownership of HCCP to Hoechst Corporation (the parent corporation of HNA), which assumed HNA's rights and obligations pursuant to the Governance Agreement. On January 1, 1996, HRPI was merged into HMRI, which was then a subsidiary of Hoechst and a sister corporation to HNA. On December 19, 1996, HMRI became a subsidiary of HMR Pharma, Inc. HMRI has agreed to be bound by the Product Agreement to the extent that HRPI was bound; that is, the Product Agreement continues to be in effect for products manufactured by the former HRPI but not for products manufactured by HMRI prior to the merger with HRPI nor for products developed by HMRI after January 1, 1996. Since the date of the Product Agreement, the Corporation has entered into specific distribution agreements with HRPI with respect to glyburide, micronized glyburide and pentoxyfylline; HRPI's obligations under those agreements have also been assumed by HMRI. The Corporation does not expect to distribute any new or additional products pursuant to the Product Agreement.